

09046419

TC-CP 027/2009

June 9, 2009   *Shin Satellite Public Co Ltd*   **SUPPL**

Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in May 2009.

To: The President
        The Stock Exchange of Thailand

~~THAICOM Public Company Limited~~ (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant III	Grant IV	Grant V
The number of warrants (units)	5,894,200	7,562,100	10,033,800
Issuing Date	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	13.913	16.441	11.87
Exercise Ratio (warrant : ordinary share)	1:1.02245		1:1
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant III, IV and V) in May 2009, as follows;

Outstanding of ESOP	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	5,894,200	7,562,100	10,033,800
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	6,026,200	7,732,100	10,058,800

* Maturity date of ESOP Grant 3 on May 30, 2009. (5 years from the issuing date)

